Exhibit 4.32

Rights and Obligations Assumption Letter

This entity, HeZe Qiqiaoban Juancheng Kindergarten, is the subsidiary established by Heze Qiqiaoban Education Technology Limited, which is controlled by BGY Education Investment Management Co., Ltd. (“Investor”) and registered at Heze City’s branch office of the Ministry of Civil Affairs on April 27, 2016. The Investor holds 85% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

HeZe Qiqiaoban Juancheng Kindergarten

(Seal) HeZe Qiqiaoban Juancheng Kindergarten Affixed

By:	/s/Yuxia Li
Name:	Yuxia Li
Title:	Legal Representative
Date:	December 10, 2019